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                              November 22, 2023

       Herman Wong
       Chief Financial Officer
       Deswell Industries Inc.
       10B, Edificio Associacao Industrial De Macau
       32 Rua do Comandante Mata e Oliveria, Macao
       Special Administrative Region, PRC

                                                        Re: Deswell Industries
Inc.
                                                            Amendment No. 1 to
Form 20-F for Fiscal Year Ended March 31, 2023
                                                            Response dated
September 28, 2023
                                                            File No. 001-33900

       Dear Herman Wong:

              We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14,
       2023 letter.

       Amendment No. 1 to Form 20-F for Fiscal Year Ended March 31, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 2

   1. We note your statement that you reviewed your register of shareholders and public filings made by its officers,
directors and shareholders in connection with your required
                                                        submission under
paragraph (a). Please supplementally describe any additional materials that were reviewed and
tell us whether you relied upon any legal opinions or third party certifications such as
affidavits as the basis for your submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
 Herman Wong
Deswell Industries Inc.
November 22, 2023
Page 2
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
       instance, please tell us how the board members    current or prior
memberships on, or
       affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
       language that such disclosure is    to the best of our knowledge.
Please supplementally
       confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the
       Chinese Communist Party.
       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



                                                            Sincerely,
FirstName LastNameHerman Wong
                                                            Division of
Corporation Finance
Comapany NameDeswell Industries Inc.
                                                            Disclosure Review
Program
November 22, 2023 Page 2
cc:       Carrie Leahy
FirstName LastName